UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Dell Technologies Inc.

(Name of Issuer)

Class C Common Stock, par value $0.01 per share

(Title of Class of Securities)

24703L202

(CUSIP Number)

December 31, 2019

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. 24703L202	SCHEDULE 13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,270,086
	6	SHARED VOTING POWER 6,784,445
	7	SOLE DISPOSITIVE POWER 11,270,086
	8	SHARED DISPOSITIVE POWER 6,784,445

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,054,531
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.63% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 236,743,696 Class C Common Shares outstanding as of December 3, 2019, according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on December 9, 2019.

CUSIP No. 24703L202	SCHEDULE 13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS GIC Special Investments Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,073,596
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,073,596

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,073,596
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.14% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 236,743,696 Class C Common Shares outstanding as of December 3, 2019, according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on December 9, 2019.

CUSIP No. 24703L202	SCHEDULE 13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Onset Investment Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,073,596
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,073,596

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,073,596
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.14% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 236,743,696 Class C Common Shares outstanding as of December 3, 2019, according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on December 9, 2019.

CUSIP No. 24703L202	SCHEDULE 13G	Page 5 of 7 Pages

Item 1(a) Name of Issuer

Dell Technologies Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices

One Dell Way

Round Rock, Texas 78682

Item 2(a) Name of Persons Filing

GIC Private Limited

GIC Special Investments Private Limited

Onset Investment Private Limited

Item 2(b) Address of Principal Business Office or, if none, Residence

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c) Citizenship

GIC Private Limited – Republic of Singapore

GIC Special Investments Private Limited – Republic of Singapore

Onset Investment Private Limited – Republic of Singapore

Item 2(d) Title of Class of Securities

Class C Common Stock, par value $0.01 per share

Item 2(e) CUSIP Number

24703L202

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4 Ownership

Ownership information with respect to GIC Private Limited, GIC Special Investments Private Limited and Onset Investment Private Limited are incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.

Onset Investment Private Limited shares the power to vote and the power to dispose of 5,073,596 Class C shares held directly by it with GIC Special Investments Private Limited and GIC Private Limited. GIC Special Investments Private Limited is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited.

CUSIP No. 24703L202	SCHEDULE 13G	Page 6 of 7 Pages

GIC Private Limited is a fund manager and only has two clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC Private Limited has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC Private Limited has the sole power to vote and power to dispose of the 11,270,086 Class C Shares beneficially owned by it. GIC Private Limited shares power to vote and dispose of 1,710,849 Class C Shares beneficially owned by it with MAS.

Item 5 Ownership of Five Percent or Less of a Class

Not applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 24703L202	SCHEDULE 13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 14, 2020.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling

Name:	Celine Loh Sze Ling
Title:	Senior Vice President

By:	/s/ Toh Tze Meng

Name:	Toh Tze Meng
Title:	Senior Vice President

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By:	/s/ Chan Hoe Yin

Name:	Chan Hoe Yin
Title:	Director

ONSET INVESTMENT PRIVATE LIMITED

By:	/s/ Ankur Meattle

Name:	Ankur Meattle
Title:	Authorized Signatory